Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in the Amendment No. 2 to Registration Statement No 333-169255 on Form S-1 of our reports dated April 6, 2011, relating to the consolidated financial statements and financial statement schedule of Multiband Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph related to certain contractual relationships between the Company and DirecTECH Holding Company, Inc., which preceded a business combination occurring on January 2, 2009), and which appears on Pages F-2 and F-47 of the annual report on Form 10-K of Multiband Corporation for the year ended December 31, 2010.   We also consent to the reference to our Firm under the captions "Experts" and "Selected Historical Consolidated Financial and Operating Information" in the Prospectus, which is part of this Registration Statement.

/s/ Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
April 22, 2011